FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of February, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding completed trial run of unit 5 of Pingliang Power Plant; and

2.	an announcement regarding approval by the State-owned Assets Supervision and Administration Commission of the State Council in respect of certain issues on the proposed private placement of shares;

Each made by Huaneng Power International, Inc. (the "Registrant") on February 11, 2010.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

UNIT 5 OF PINGLIANG POWER PLANT COMPLETED TRIAL RUN

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (the “Company”) announced that a 600 MW domestic supercritical coal-fired air-cooling generating unit (Unit 5) of the Phase II Project at Gansu Pingliang Power Plant (in which the Company owns 65% interests) completed the 168-hour trial run recently. The equity-based generation capacity of the Company has then increased by 390 MW.

Moreover, two 225 MW coal-fired generating units of Shandong Xindian Power Plant have closed down in 2009. The total generation capacity of Sichuan Hydropower, in which the Company owns 49% interests, has increased by 295 MW in 2009 while Unit 3 of the Phase II Project of Nanjing Jinling Power Plant, in which the Company owns 60% interests, has adjusted to 1,030 MW.

To date, the Company’s total controlling generation capacity has increased from 48,548 MW to 48,728 MW while the total equity-based generation capacity has increased from 45,340 MW to 45,443 MW.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
11 February 2010

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

APPROVAL BY THE STATE-OWNED ASSETS SUPERVISION
AND
ADMINISTRATION COMMISSION OF THE PRC STATE COUNCIL IN RESPECT OF CERTAIN ISSUES
REGARDING THE PROPOSED PRIVATE
PLACEMENT OF SHARES

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

For details of the background of the matters mentioned herein, please refer to the announcement and circular issued by Huaneng Power International, Inc. (the “Company”) on 17 January 2010 and 29 January 2010, respectively.

The Company has been notified by its controlling shareholder, China Huaneng Group, that China Huaneng Group has recently received from the State-owned Assets Supervision and Administration Commission of the PRC State Council a reply with respect to certain issues on the private placement of the shares by the Company, pursuant to which, the State-owned Assets Supervision and Administration Commission has approved in principle the proposal regarding China Huaneng Group and China Hua Neng Group Hong Kong Limited subscribing the shares issued by the  Company by way of private placement in cash.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
11 February 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan

Title:	Company Secretary

Date:    February 11, 2010